UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for February, 2021

Commission File Number 1-31615

Sasol Limited

50 Katherine Street

Sandton 2196

South Africa

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

Explanatory Note

On February 22, 2021, Sasol Limited ("Sasol") furnished its interim results as of and for the six months ended December 31, 2021 on Form 6-K reviewed in accordance with International Standard on Review Engagements 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’. Sasol is furnishing this Form 6-K to provide its interim results as of and for the six months ended December 31, 2021 reviewed in accordance with Statement of Accounting Standards 100.

SASOL LIMITED

INTERIM FINANCIAL STATEMENTS

for the six months ended 31 December 2020
(unaudited)

Purpose
Innovating for a better world

The unaudited interim financial statements are presented on a condensed consolidated basis.

Income statement
for the period ended

	Half year	Half year	Full year
	31 Dec 20	31 Dec 19	30 Jun 20
	Rm	Rm	Rm
Turnover	91 968	99 170	190 367
Materials, energy and consumables used	(41 247)	(46 373)	(90 109)
Selling and distribution costs	(4 128)	(3 831)	(8 388)
Maintenance expenditure	(5 695)	(5 265)	(10 493)
Employee-related expenditure	(14 396)	(16 445)	(30 667)
Exploration expenditure and feasibility costs	(131)	(381)	(608)
Depreciation and amortization	(9 048)	(10 977)	(22 575)
Other expenses and income	1 652	(6 584)	(27 376)
Translation gains/(losses)	4 619	(227)	(6 542)
Other operating expenses and income	(2 967)	(6 357)	(20 834)
Equity accounted profits/(losses), net of tax	156	370	(347)
Operating profit/(loss) before remeasurement items	19 131	9 684	(196)
Remeasurement items affecting operating profit¹	2 519	169	(110 834)
Earnings/(loss) before interest and tax (EBIT/(LBIT))	21 650	9 853	(111 030)
Finance income	421	381	922
Finance costs²	(3 833)	(2 636)	(7 303)
Earnings/(loss) before tax	18 238	7 598	(117 411)
Taxation	(2 950)	(3 092)	26 139
Earnings/(loss) for the period³	15 288	4 506	(91 272)
Attributable to
Owners of Sasol Limited	14 491	4 053	(91 109)
Non-controlling interests in subsidiaries	797	453	(163)
	15 288	4 506	(91 272)

	Rand	Rand	Rand
Per share information
Basic earnings/(loss) per share	23,41	6,56	(147,45)
Diluted earnings/(loss) per share	23,29	6,53	(147,45)

1	Remeasurement items affecting operating profit includes:
■ Loss on disposal of R1,1 billion (proceeds R30,2 billion, net assets sold R31,3 billion) and a corresponding gain on reclassification of foreign currency translation reserve of R3,1 billion relating to the sale of 50% of our interest in the US LCCP Base Chemicals business. The divestment was successfully concluded on 1 December 2020 through the creation of the 50/50 owned Louisiana Integrated Polyethylene JV LLC (LIP). Sasol’s 50% interest in LIP is accounted for as a joint operation and Sasol’s share of assets and liabilities held jointly, revenue from the sale of its share of output and expenses were reflected within the Sasol results from 1 December 2020 in terms of IFRS 11 ‘Joint Arrangements’; and
■ Profit on disposal of R719 million (proceeds R5,9billion, net assets sold R5,2 billion) and a corresponding gain on reclassification of foreign currency translation reserve of R246 million relating to the sale of our 50% equity interest in the Gemini HDPE LLC.
2	The increase in finance costs is due to R1,4 billion lower finance cost capitalised to assets under construction as the LCCP units reached beneficial operation.
3	Earnings increased by more than 100% to R15,3 billion from R4,5 billion in the prior period. These results were underpinned by a strong cash cost and working capital performance in response to the challenging environment, as well as the gains of R4,6 billion on the translation of monetary assets and liabilities and gains of R5,0 billion on the valuation of financial instruments and derivative contracts due to a 15% strengthening of the closing rand/US dollar exchange rate compared to June 2020; and R3,3 billion gain on the reclassification of the foreign currency translation reserve (FCTR), mainly on the divestment of 50% interest in the US LCCP Base Chemicals business. Remeasurement items in the prior year included the impairment of R72,6 billion (US$4,2 billion) of our Base Chemicals portfolio within Sasol Chemicals USA which have been classified as disposal groups held for sale at 30 June 2020 and impaired to its fair value less cost to sell, the impairment of the Synfuels liquid fuels refinery and Sasolburg liquid fuels refinery CGUs of R3,8 billion and R8,6 billion respectively, our Base Chemicals foundation business in the Southern African value chain of R18,1 billion and our South African wax business and Eurasian wax businesses of R4,6 billion and R2,8 billion respectively.

The notes on pages 6 to 17 are an integral part of these condensed consolidated interim financial statements.

2     Sasol Limited Interim Financial Results

Statement of comprehensive income
for the period ended

	Half year	Half year	Full year
	31 Dec 20	31 Dec 19	30 Jun 20
	Rm	Rm	Rm
Earnings/(loss) for the period	15 288	4 506	(91 272)
Other comprehensive income, net of tax
Items that can be subsequently reclassified to the income statement	(14 061)	(1 866)	24 123
Effect of translation of foreign operations	(11 069)	(1 743)	26 720
Effect of cash flow hedges	384	(156)	(2 192)
Foreign currency translation reserve on disposal of business reclassified to the income statement¹	(3 313)	–	(801)
Tax on items that can be subsequently reclassified to the income statement	(63)	33	396
Items that cannot be subsequently reclassified to the income statement	(144)	(35)	(205)
Remeasurements on post-retirement benefit obligations	(245)	(128)	(147)
Fair value of investments through other comprehensive income	(30)	75	(112)
Tax on items that cannot be subsequently reclassified to the income statement	131	18	54

Total comprehensive income/(loss) for the period	1 083	2 605	(67 354)
Attributable to
Owners of Sasol Limited	307	2 155	(67 220)
Non-controlling interests in subsidiaries	776	450	(134)
	1 083	2 605	(67 354)

1	R3,3 billion gain on the reclassification of the foreign currency translation reserve (FCTR), on the divestments of 50% interest in the US LCCP Base Chemicals business and our 50% share in the Gemini HDPE LLC.

The notes on pages 6 to 17 are an integral part of these condensed consolidated interim financial statements.

Sasol Limited Interim Financial Results 2021     3

Statement of financial position
At

	Half year	Half year	Full year
	31 Dec 20	31 Dec 19	30 Jun 20
	Rm	Rm	Rm
Assets
Property, plant and equipment	208 245	282 349	204 470
Assets under construction	26 648	83 474	27 802
Right of use assets	14 356	16 475	13 816
Goodwill and other intangible assets	2 374	3 299	2 800
Equity accounted investments	10 303	10 276	11 812
Post-retirement benefit assets	599	1 151	467
Deferred tax assets	26 626	9 686	31 665
Other long-term assets	6 583	7 181	8 361
Non-current assets	295 734	413 891	301 193
Inventories	26 565	30 475	27 801
Trade and other receivables	29 576	25 724	30 516
Short-term financial assets	1 188	2 279	645
Cash and cash equivalents¹	27 758	12 674	34 739
Current assets	85 087	71 152	93 701
Assets in disposal groups held for sale²	16 695	1 302	84 268
Total assets	397 516	486 345	479 162
Equity and liabilities
Shareholders' equity	155 553	222 645	154 307
Non-controlling interests	5 490	6 001	4 941
Total equity	161 043	228 646	159 248
Long-term debt³	108 391	121 287	147 511
Lease liabilities	14 917	15 939	15 825
Long-term provisions⁴	18 104	17 974	21 857
Post-retirement benefit obligations	14 465	12 850	14 691
Long-term deferred income	342	560	842
Long-term financial liabilities	2 980	2 142	5 620
Deferred tax liabilities	19 486	28 791	20 450
Non-current liabilities	178 685	199 543	226 796
Short-term debt³	19 554	18 380	43 468
Short-term financial liabilities	1 113	1 348	4 271
Other current liabilities	32 394	38 013	39 203
Bank overdraft	150	4	645
Current liabilities	53 211	57 745	87 587
Liabilities in disposal groups held for sale²	4 577	411	5 531
Total equity and liabilities	397 516	486 345	479 162

1	Cash and cash equivalents decreased mainly as a result of the settlement of our ZAR banking facilities that were drawn down at 30 June 2020 (R4 billion).
2	The decrease compared to 30 June 2020 relates mainly to the disposal of 50% interest in the US LCCP Base Chemicals business that was classified as a disposal group held for sale at 30 June 2020. Refer to page 12 for disposal groups held for sale.
3	The decrease mainly relates to proceeds from our asset divestments utilised to repay the US Dollar syndicated loan, a portion of the Revolving Credit Facility as well as settlement of our outstanding ZAR banking facilities. This movement is included within the Group Functions segment. The stronger closing rand/US dollar exchange rate also reduced debt by approximately R23 billion.
4	The decrease in long-term provisions relates to the change in discount rates applied and the effect of the stronger closing rand/US dollar exchange rate.

The notes on pages 6 to 17 are an integral part of these condensed consolidated interim financial statements.

4     Sasol Limited Interim Financial Results

Statement of changes in equity
for the period ended

	Half year	Half year	Full year
	31 Dec 20	31 Dec 19	30 Jun 20
	Rm	Rm	Rm
Balance at beginning of period	159 248	225 795	225 795
Adjustment on initial application of IFRS 16, net of tax¹	–	(290)	(290)
Restated balance at beginning of period	159 248	225 505	225 505
Taxation impact on disposal of investment²	48	–	–
Movement in share-based payment reserve	899	881	1 938
Share-based payment expense	425	396	878
Deferred tax	–	(7)	(8)
Sasol Khanyisa transaction	474	492	1 068
Total comprehensive income/(loss) for the period	1 083	2 605	(67 354)
Dividends paid to shareholders	(8)	(11)	(31)
Dividends paid to non-controlling shareholders in subsidiaries	(227)	(334)	(810)
Balance at end of period	161 043	228 646	159 248
Comprising
Share capital	9 888	9 888	9 888
Retained earnings	106 166	186 036	90 890
Share-based payment reserve	1 889	713	1 734
Foreign currency translation reserve	41 499	28 240	55 849
Remeasurements on post-retirement benefit obligations	(2 456)	(2 286)	(2 332)
Investment fair value reserve	28	180	49
Cash flow hedge accounting reserve	(1 461)	(126)	(1 771)
Shareholders' equity	155 553	222 645	154 307
Non-controlling interests in subsidiaries	5 490	6 001	4 941
Total equity	161 043	228 646	159 248

1	The adjustment on initial application of IFRS 16 'Leases' relates the derecognition of the IAS 17 finance lease of Oxygen Train 17 and the recognition of the embedded derivative in the Oxygen Train 17 service contract with Air Liquide.
2	Taxation impact recognised directly in retained earnings related to the disposal of our investment in Aethylen-Rohrleitungs-Gesellschaft mbH & Co. KG and the related ARG Verwaltunsgesellschaft mbH carried at fair value through other comprehensive income.

The notes on pages 6 to 17 are an integral part of these condensed consolidated interim financial statements.

Sasol Limited Interim Financial Results 2021     5

Statement of cash flows
for the period ended

	Half year	Half year	Full year
	31 Dec 20	31 Dec 19	30 Jun 20
	Rm	Rm	Rm
Cash receipts from customers	88 890	102 955	196 798
Cash paid to suppliers and employees	(77 144)	(83 322)	(154 414)
Cash generated by operating activities¹	11 746	19 633	42 384
Dividends received from equity accounted investments	3	15	208
Finance income received	406	363	792
Finance costs paid	(3 192)	(2 999)	(7 154)
Tax paid	(1 575)	(3 301)	(5 659)
Cash available from operating activities	7 388	13 711	30 571
Dividends paid	(8)	(11)	(31)
Dividends paid to non-controlling shareholders in subsidiaries	(227)	(334)	(810)
Cash retained from operating activities	7 153	13 366	29 730
Total additions to non-current assets²	(9 554)	(25 295)	(41 935)
Additions to non-current assets	(7 509)	(21 442)	(35 164)
Decrease in capital project related payables	(2 045)	(3 853)	(6 771)
Cash movements in equity accounted investments	–	(137)	(284)
Proceeds on disposals and scrappings³	33 963	2 032	4 285
Acquisition of interest in equity accounted investments	–	–	(512)
Purchase of investments	(67)	(72)	(121)
Other net cash flow from investing activities	5	(459)	17
Cash generated by/(used in) investing activities	24 347	(23 931)	(38 550)
Proceeds from long-term debt	21	18 504	36 487
Repayment of long-term debt⁴	(15 365)	(23 987)	(28 335)
Repayment of lease liabilities	(1 175)	(1 110)	(2 061)
Proceeds from short-term debt	17	15 136	19 998
Repayment of short-term debt⁴	(20 578)	(1 270)	(977)
Cash (used in)/generated by financing activities	(37 080)	7 273	25 112
Translation effects on cash and cash equivalents	(543)	132	3 607
(Decrease)/increase in cash and cash equivalents	(6 123)	(3 160)	19 899
Cash and cash equivalents at the beginning of period	34 094	15 819	15 819
Reclassification to held for sale and other long-term investments	(363)	11	(1 624)
Cash and cash equivalents at the end of the period⁵	27 608	12 670	34 094

1	Cash generated by operating activities decreased by 40% to R11,7 billion compared to the prior period. Our cash flows were impacted by low crude oil prices, softer chemical prices, plant downtime and the impact of COVID-19, partly negated by our cash conservation initiative.
2	The movement is mainly as a result of the completion of the LCCP and decreased capital expenditure due to cash conservation initiatives.
3	Includes proceeds received from the disposal of a portion of our US LCCP Base Chemicals business, as well as our 50% equity interest in the Gemini HDPE LLC (approximately R33 billion).
4	During the period, we utilised proceeds from our asset divestments to repay the US dollar syndicated loan and a portion of our Revolving credit facility. Furthermore, we repaid all our ZAR banking facilities.
5	Includes bank overdraft.

The notes on pages 6 to 17 are an integral part of these condensed consolidated interim financial statements.

6     Sasol Limited Interim Financial Results

Segment report

for the period ended

Turnover				Earnings before interest and tax (EBIT)
Full year	Half year	Half year		Half year	Half year	Full year
30 Jun 20	31 Dec 19	31 Dec 20		31 Dec 20	31 Dec 19	30 Jun 20
Rm	Rm	Rm	Segment analysis	Rm	Rm	Rm
25 095	12 983	12 795	Operating Business Units	2 629	2 397	3 953
19 891	10 348	10 807	Mining	1 732	1 374	2 756
5 204	2 635	1 988	Exploration and Production International	897	1 023	1 197
189 781	98 781	91 337	Strategic Business Units	10 476	6 549	(101 937)
67 901	41 206	30 178	Energy	5 098	6 743	(6 678)
52 683	24 642	27 409	Base Chemicals	3 624	(1 488)	(70 804)
69 197	32 933	33 750	Performance Chemicals	1 754	1 294	(24 455)
30	–	6	Group Functions	8 545	907	(13 046)
214 906	111 764	104 138	Group performance	21 650	9 853	(111 030)
(24 539)	(12 594)	(12 170)	Intersegmental turnover
190 367	99 170	91 968	External turnover

Revenue by major product line
	Half year	Half year	Full year
	31 Dec 20	31 Dec 19	30 Jun 20
	Rm	Rm	Rm
Base Chemicals	27 023	24 183	51 868
Polymers	16 491	13 974	30 275
Solvents	7 256	5 965	13 226
Fertilisers and explosives	1 163	2 240	3 820
Other base chemicals	2 113	2 004	4 547
Performance Chemicals	33 318	32 452	68 316
Organics	24 692	24 790	52 189
Waxes	4 943	3 927	8 927
Advanced materials	3 683	3 735	7 200
Upstream, Energy and Other
Coal	935	906	1 343
Liquid fuels and crude oil	25 929	36 884	59 775
Gas (methane rich and natural gas) and condensate	3 203	3 134	5 953
Other (Technology, refinery services)	1 154	1 148	2 313
Revenue from contracts with customers	91 562	98 707	189 568
Revenue from other contracts (franchise rentals, use of fuel tanks and fuel storage)	406	463	799
Total external turnover	91 968	99 170	190 367

Sasol Limited Interim Financial Results 2021     7

Segmental earnings performancei,ii,iii

Mining – maintaining steady safe production

Productivity improved by 2% to 1 162 tons per continuous miner per shift (t/cm/s) compared to the prior period due to planned management actions, operational efficiencies and a steady improvement in the safety and reliability of our operations. Our COVID-19 mitigation measures remained in force during the period, ensuring minimal impact on our operations.

The higher productivity rates have enabled us to temporarily suspend additional external coal purchases, as our stockpile levels reached our target range of 1,5 million tons to 2,0 million tons.

Encouragingly, we have a strong recovery in demand from both our internal and external customers. Our export sales increased by 8% compared to the prior period and we anticipate external sales of approximately 3,2 million tons for the full year, similar to pre-COVID-19 levels.

We are targeting a full year productivity rate of approximately 1 160 – 1 210 t/cm/s. We remain committed to implementing the next phases of our Business Improvement Programme, aimed at maintaining safe and reliable operations and improved productivity through the conversion to a 365-day continuous shift system.

EBIT increased by 26% for the period to R1,7 billion compared to the prior period, mainly due to higher sales volumes, lower external coal purchases and lower cash fixed costs than the prior period. Our normalised mining unit cost increased with 2% to R351/ton due to higher maintenance costs, above inflation utility cost increases which was partly offset by lower labour costs. We expect our mining unit cost for 2021 to be between R340 to R360/ton.

Exploration and Production International (E&PI) – consistent operational performance, adversely impacted by lower sales prices and volumes

EBIT decreased by 12% to R897 million compared to the prior period.

Our Mozambican operations recorded an EBIT of R1,4 billion, a 4% increase compared to the prior period mainly due to lower cash fixed costs and the impact of a weaker closing rand/US dollar exchange rate on translation of foreign operations which was partly offset by lower sales prices and volumes. Gas production volumes of 58,7 bscf were slightly lower than the prior period due to lower demand from our Sasolburg and Secunda Operations due to the COVID-19 impact and production instabilities. Despite this, we still expect gas production volumes from the Petroleum Production Agreement in Mozambique to be 114 - 118 bscf, in line with previous market guidance.

Our Gabon producing asset benefitted from higher production volumes, however softer oil prices and lower sales volumes associated with COVID-19 resulted in a LBIT of R85 million. We expect a strong sales performance in the second half of the year. In line with our strategy, we are making good progress with the divestment of our interest in the Gabon assets which is expected to be completed by the end of June 2021.

Our Canadian shale gas asset in Montney recorded a lower LBIT of R95 million, compared to the prior period LBIT of R142 million, mainly due to higher prices. Canadian gas volumes were lower due to the natural decline in the production wells. We remain committed to divest from this asset as part of our strategic portfolio optimisation.

Energy – liquid fuels recovery following a challenging past six months due to lower demand

We continue to see a strong recovery in demand for our liquid fuels in South Africa following the easing of COVID-19 lockdown restrictions. Encouragingly, in December 2020, we recorded our highest sales volumes for the period despite the second wave of the virus starting to escalate. The demand for diesel is currently almost at pre-COVID-19 levels whilst petrol is between 90% - 95% of pre-COVID-19 levels. However, jet fuel demand continues to remain under pressure and is expected to be below pre-COVID-19 levels for at least the next 12 months. Liquid fuels sales volumes have declined by 11% compared to the prior period as a consequence, we have reduced the forecast run rate of Natref whilst running Secunda Synfuels at full rates to maximize margins.

Natural gas sales volumes increased by 6% compared to the prior period, as customers ramped up production to recoup lockdown related production losses and undertook unplanned shutdown activities resulting in higher natural gas consumption.

SSO production volumes were 1% higher compared to the prior period due to the postponement of the September 2020 shutdown.

Natref production was, as expected, 12% lower than the prior period as a result of the decrease in demand, particularly in jet fuel, due to the COVID-19 lockdown. Consequently, Natref achieved a crude rate of 512 m³/h due to the refinery being run on low production rates.

8     Sasol Limited Interim Financial Results

EBIT decreased by 24% to R5,1 billion compared to the prior period EBIT of R6,7 billion. The COVID-19 impact saw reduced sales volumes, lower average Brent crude oil prices and softer refining margins and was partially offset by the impact of a weaker rand/US dollar exchange rate. Our gross margin percentage increased from 42% to 45% compared to the prior period mainly due to Synfuels producing at full rates and the benefit of Natref procuring crude at much lower prices at the start of the year. Cash fixed costs were 12% lower due to focused management actions and cash conservation.

ORYX GTL contributed R118 million to EBIT, a R583 million decrease from R701 million in the prior period and achieved an average utilisation rate of 69%. An average utilisation rate of 90,7% was achieved in second quarter of the financial year compared to 48% achieved in the first quarter as train 2 returned to operation post the extended shutdown. Both trains are currently operating at full capacity, achieving a higher than 100% utilisation rate in both November and December 2020.

Performance Chemicals – 2021 still negatively impacted by COVID-19 and US Hurricanes

The Performance Chemicals business faced a challenging period with sales volumes 3% lower compared to the prior period. COVID-19 related restrictions are still negatively impacting many of our key markets, and we experienced an unplanned outage at our US operations due to Hurricanes Laura and Delta.

Our Organics division experienced a 10% decrease in sales volumes compared to the prior period impacted by the lost production at our US operations as well as the continuing weak macroeconomic environment, especially in Europe and Asia.

Our Wax division delivered a strong performance for the period with sales increasing by 20% benefitting from high demand especially in the furniture, construction, candles and packaging markets.

Our Advanced Materials sales volumes were 20% higher than the prior period driven by carbon sales. Whilst margins are still healthy, demand in our Aluminas business is currently lower due to the COVID-19 constraints in certain markets.

We remain at our previous market guidance and estimate our Performance Chemicals full year 2021 sales volumes to be in line with 2020. The continued COVID-19 pandemic may impact margins and sales volumes during the second half of 2021.

EBIT of R1 754 million increased by 36% compared to the prior period’s result mainly as a result of the the positive effect on the weakening of the average rand/US dollar exchange rate, the profit on disposal of 50% of our US LCCP Base Chemicals business and lower costs, offset by lower product prices. Total external sales volumes for the period normalised for LCCP, the Heat Transfer Fuels and the China Oleochemicals alcohols divestitures were lower compared to the corresponding period’s results, mainly due to a soft macro environment exacerbated by the spread of COVID-19 and the effects of hurricanes on the US business.

The hurricanes also impacted the ramp up of our LCCP plants negatively which caused the sales volumes from the new units to remain on the same level as in the prior period. Additional costs were incurred for the repairs of the units that were damaged during the hurricanes which will be reimbursed by our insurance, covering a large part of property damage as well as some of our operational losses. Losses attributable to the LCCP while in the final ramp-up phase were R1 595 million (US$98 million).

COVID-19 is still impacting our demand and logistics and in some industry applications, e.g. our Aluminas business, markets remain depressed with healthy margins but lower volumes than the prior year. However, overall many markets are showing slow recoveries.

Low natural oil prices continued to affect alcohols and surfactants volumes adversely as well as margins across our portfolio in the beginning of the period. However, our businesses will benefit from the latest surge in prices.

Base Chemicals – higher foundation business sales volumes and prices lifting overall profitability

The Base Chemicals foundation business (excluding Polymers US products) sales volumes for the period were 8% higher than the prior period, due to improved demand. The Polymers US sales volumes for the period were 15% higher than the prior period due to the new ethylene cracker achieving beneficial operation in August 2019. However, Polymers US second quarter sales volumes were 23% lower than the first quarter due to Hurricanes Laura and Delta as well as the divestment of our 50% interest in the US LCCP Base Chemicals business. The divestment was successfully concluded on 1 December 2020 through the creation of the 50/50 owned Louisiana Integrated Polyethylene JV LLC. Sasol also disposed of its 50% interest in the Gemini HDPE LLC to INEOS Gemini HDPE LLC, a wholly owned subsidiary of INEOS LLC. This divestment was successfully closed on 31 December 2020.

Average sales prices were 6% lower compared to the prior period largely due to weaker oil prices and the global COVID-19 pandemic. Polymers US basket prices for the period decreased by 11% compared to the prior period with margins under further pressure due to the ethane price increasing by 19% compared to the prior period.

Sasol Limited Interim Financial Results 2021     9

EBIT for the six months ended 31 December 2020 of R3 624 million increased by R5 112 million compared to the prior period largely due the higher sales volumes, the positive effect on the weakening of the average rand/US dollar exchange rate, the profit on disposal of 50% of our US LCCP Base Chemicals business and the profit on disposal of the Gemini HDPE LLC, offset by lower sales prices. Losses attributable to the LCCP while in the final ramp-up phase were R451 million while a R438 million impairment was recognised on the US Phenolics assets. During the prior period impairments of R465 million were recognised on MIBK and Blends and Minchem. The introduction of the Sasol cash conservation initiative in 2020 assisted in keeping cash fixed costs lower than the prior period.

i	Forward-looking statements are the responsibility of the Directors and in accordance with standard practice, it is noted that this statement has not been reviewed and reported on by the Company’s auditors.
ii	All comparisons to the prior period refer to the six months ended 31 December 2019. All numbers are quoted on a pre-tax basis, except for earnings attributable to shareholders.
iii	All other operational and financial measures (such as cash fixed cost) have not been reviewed and reported on by the Company’s auditors.

Salient features
for the period ended

		Half year	Half year	Full year
		31 Dec 20	31 Dec 19	30 Jun 20
Other financial information
Total debt (including bank overdraft)	Rm	126 341	137 974	189 730
interest-bearing	Rm	126 341	137 910	189 730
non-interest-bearing	Rm	–	64	–
Finance expense capitalised¹	Rm	602	1 974	3 520
Capital commitments (subsidiaries and joint operations)¹	Rm	28 720	49 394	31 950
authorised and contracted	Rm	224 246	217 047	260 620
authorised, not yet contracted	Rm	20 031	37 827	21 136
less expenditure to date	Rm	(215 557)	(205 480)	(249 806)
Capital commitments (equity accounted investments)	Rm	923	1 957	1 277
authorised and contracted	Rm	765	641	1 936
authorised, not yet contracted	Rm	576	1 912	1 089
less expenditure to date	Rm	(418)	(596)	(1 748)
Effective tax rate²	%	16,2	40,7	22,3
Number of employees³	number	29 187	31 363	31 001

1	Finance expense capitalised and capital commitments decreased as a result of all LCCP units achieving beneficial operation.
2	The decrease in effective corporate tax rate is mainly as a result of tax losses utilised in the current year which are allowed to be set off against 2021 foreign exchange gains, and the Foreign Currency Translation Reserve (FCTR) reclassified on the disposal of business for which no tax is calculated.
3	The total number of employees includes permanent and non-permanent employees and the Group's share of employees within joint operations, but excludes contractors and equity accounted investments' employees.

10     Sasol Limited Interim Financial Results

		Half year	Half year	Full year
		31 Dec 20	31 Dec 19	30 Jun 20
		Rm	Rm	Rm
Reconciliation of headline earnings
Earnings/(losses) attributable to owners of Sasol Limited		14 491	4 053	(91 109)
Effect of remeasurement items for subsidiaries and joint operations		(2 519)	(169)	110 834
Impairment of property, plant and equipment		51	464	94 032
Impairment of assets under construction		48	–	13 399
Impairment of right of use assets		5	–	3 322
Impairment of goodwill and other intangible assets		2	–	839
Impairment of other assets¹		439	3	–
Profit on disposal of businesses²		(2 957)	(983)	(1 684)
(Profit)/loss on disposal of non-current assets		(91)	(61)	25
(Profit)/loss on disposal of other assets		(60)	–	148
Scrapping of non-current assets		39	426	796
Write-off of unsuccessful exploration wells		5	(18)	(43)
Tax effects and non-controlling interests		(143)	(214)	(27 010)
Effect of remeasurement items for equity accounted investments		29	–	–
Headline earnings/(loss)		11 858	3 670	(7 285)
Headline earnings/(loss) adjustments by segment
Mining		(2)	106	113
Exploration and Production International		70	(18)	(30)
Energy		30	(27)	11 987
Base Chemicals		(1 840)	(352)	70 670
Performance Chemicals		(775)	118	27 863
Group Functions		(2)	4	231
Remeasurement items		(2 519)	(169)	110 834
Headline earnings/(loss) per share³	Rand	19,16	5,94	(11,79)
Diluted headline earnings/(loss) per share	Rand	19,06	5,91	(11,79)
1	Relates mainly to an impairment of R438 million (US$29,8 million) on the US Phenolic assets which were impaired to its fair value less costs to sell.
2	Included is a loss on disposal of R1,1 billion and a corresponding gain on reclassification of foreign currency translation reserve of R3,1 billion relating to the sale of a portion of our US LCCP Base Chemicals business, as well as a profit on disposal of R719 million and a corresponding gain on reclassification of foreign currency translation reserve of R246 million relating to the sale of our 50% equity interest in the Gemini HDPE LLC.
3	Headline earnings per share refers to disclosure made in terms of the JSE Limited Listing Requirements.

Basis of preparation

The condensed consolidated interim financial statements for the six months ended 31 December 2020 have been prepared in accordance with International Financial Reporting Standard (IFRS), IAS 34 ‘Interim Financial Reporting’, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa, 2008, as amended, and the JSE Limited Listings Requirements.

The condensed consolidated interim financial statements do not include all the disclosures required for complete annual financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board. The condensed consolidated interim financial statements are prepared on a going concern basis. Refer to page 12 for more detail on the going concern. The Board is satisfied that the liquidity and solvency of the company is sufficient to support the current operations for the next 12 months.

These condensed consolidated interim financial statements have been prepared in accordance with the historic cost convention except that certain items, including derivative financial instruments, liabilities for cash-settled share-based payment schemes, financial assets at fair value through profit or loss and financial assets designated at fair value through other comprehensive income, are stated at fair value.

The condensed consolidated interim financial statements are presented in South African rand, which is Sasol Limited’s functional and presentation currency. The accounting policies applied in the preparation of these condensed consolidated interim financial statements are in terms of IFRS and are consistent with those applied in the consolidated annual financial statements for the year ended 30 June 2020, except for the adoption of amendments to certain standards as discussed in more detail below.

Sasol Limited Interim Financial Results 2021     11

The condensed consolidated interim financial statements appearing in this announcement are the responsibility of the directors. The directors take full responsibility for the preparation of the condensed consolidated interim financial statements. Paul Victor CA(SA), Chief Financial Officer, is responsible for this set of condensed consolidated interim financial statements and has supervised the preparation thereof in conjunction with the Senior Vice President: Financial Controlling and Governance, Feroza Syed CA(SA).

The condensed consolidated interim financial statements were approved by the Sasol Limited Board on 19 February 2021.

Amendments to International Financial Reporting Standards adopted

The following amendments to IFRS were effective for the first time from 1 July 2020:

■	Amendments to IFRS 3 ‘Business Combinations’;

■	Amendments to IAS 1 ‘Presentation of Financial Statements’; and

■	Amendments to IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’.

No material impact on the condensed consolidated interim financial statements was identified resulting from the adoption of these amendments.

In the prior financial year, the group early adopted the Interest Rate Benchmark Reform Phase 1 Amendments to IFRS 9 ‘Financial Instruments’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 7 ‘Financial Instruments: Disclosures’ (Phase 1). These amendments modify specific hedge accounting requirements to allow hedge accounting to continue for affected hedges during the period of uncertainty before the hedged items or hedging instruments are amended as a result of the interest rate benchmark reform. In the current year, the group has elected to early adopt the Interest Rate Benchmark Reform – Phase 2 Amendments to IFRS 9 ‘Financial Instruments’, IAS 39 ‘Financial Instruments: Recognition and Measurement’, IFRS 7 ‘Financial Instruments: Disclosures’, IFRS 4 ‘Insurance Contracts’ and IFRS 16 ‘Leases’ (Phase 2) which was issued in August 2020. In accordance with the transition provisions, the amendments have been adopted retrospectively to hedging relationships and financial instruments. Comparative amounts have not been restated, and there was no impact on the current period opening reserves amounts on adoption.

Both the Phase 1 and Phase 2 amendments are relevant to the group as the group has exposure to the variable US dollar London Interbank Overnight Rate (LIBOR) through various instruments including term loans, revolving credit facilities, as well as an interest rate swap which has been designated as a hedging instrument in a cash flow hedge.

The group will continue to apply the Phase 1 amendments until the uncertainty arising from the interest rate benchmark reform with respect to the timing and the amount of the underlying cash flows to which the group is exposed ends. The group expects this uncertainty will continue until the contracts that reference Interbank Overnight Rates (IBORs) are amended to specify the date on which the interest rate benchmark will be replaced and the basis for the cash flows of the alternative benchmark rate are determined.

As a result of the Phase 2 amendments:

■	When the contractual terms of the group’s borrowings are amended as a direct consequence of the interest rate benchmark reform and the new basis for determining the contractual cash flows is economically equivalent to the basis immediately preceding the change, the group changes the basis for determining the contractual cash flows prospectively by revising the effective interest rate. If additional changes are made, which are not directly related to the reform, the applicable requirements of IFRS 9 are applied to the other amendments.

■	When changes are made to the hedging instruments, hedged item and hedged risk as a result of the interest rate benchmark reform, the group will update the hedge documentation without discontinuing the hedging relationship and the cumulative gain or loss in the cash flow hedge accounting reserve will be deemed to be based on the alternative benchmark rate.

As at 31 December 2020 no modifications to any of the group’s derivative or non-derivative financial instruments have been made in response to the reform, however, negotiations with counterparties on appropriate changes and resetting of rates are expected to commence in the near future.

12     Sasol Limited Interim Financial Results

The following table contains details of all of our financial instruments at 31 December 2020 which reference the US LIBOR and have not yet transitioned to an alternative interest rate benchmark:

Carrying value
Half year
31 Dec 20
Rm
Financial liabilities measured at amortised cost
US Dollar term loans	26 650
US Dollar Revolving credit facility	47 491
Derivative liability
Interest rate swap	2 955
Total	77 096

Disposal groups held for sale

The table below depicts the disposal groups held for sale at 31 December 2020:
		Half year	Full year
		31 Dec 20	30 Jun 20
		Rm	Rm
Assets in disposal groups held for sale	Segment
US Base Chemicals Assets	Base and Performance Chemicals	–	71 001
Secunda Synfuels Operations Air Separation Units	Energy, Base and Performance Chemicals	5 889	5 675
Investment in Republic of Mozambique Pipeline Investment Company (Pty) Ltd (ROMPCO)	Energy	5 999	5 951
Investment in Central Termica De Ressane Garcia S.A. (CTRG)	Energy	3 099	–
Interests in Etame Marin block and Block DE-8 offshore Gabon	Exploration and Production International	1 148	–
Other		560	1 641
		16 695	84 268
Liabilities in disposal groups held for sale	Segment
US Base Chemicals Assets	Base and Performance Chemicals	–	(2 425)
Secunda Synfuels Operations Air Separation Units	Energy, Base and Performance Chemicals	(18)	(38)
Investment in Republic of Mozambique Pipeline Investment Company (Pty) Ltd (ROMPCO)	Energy	(2 136)	(2 604)
Investment in Central Termica De Ressane Garcia S.A. (CTRG)	Energy	(1 256)	–
Interests in Etame Marin block and Block DE-8 offshore Gabon	Exploration and Production International	(834)	–
Other		(333)	(464)
		(4 577)	(5 531)

Going concern

Introduction

In determining the appropriate basis of preparation of the condensed consolidated interim financial statements for the six months ended 31 December 2020, the Board is required to consider whether the Sasol Group (Group) can continue in operational existence for the foreseeable future.

Financial performance during the year

Sasol has delivered a strong set of results for the period, underpinned by a strong cash cost, working capital and capital expenditure performance in response to the effects of the COVID-19 pandemic, a severe decline in crude oil prices and softer chemical product prices. In addition, our Lake Charles production was impacted by hurricanes experienced in the US Gulf Coast, resulting in lost production of approximately 300kt for the period.

At 31 December 2020, the balance sheet saw an improvement in the gearing at 76% (30 June 2020: 114,5%) and Net debt: EBITDA (based on the bank definition) of 2,6 times (30 June 2020: 4,3 times), well below the negotiated December 2020 covenant level of 4,0 times.

Sasol Limited Interim Financial Results 2021     13

The ability of the Group to meet its debt covenant requirements at 30 June 2021 and repay debt as it becomes due is dependent on the timing and quantum of cash flows from operations and the ability to realise cash through a combination of asset disposals, or part thereof.

The Group reported earnings for the six months of R15,3 billion, which compares to earnings of R4,5 billion for the prior period. These results were underpinned by a good operational performance and effective cost management in response to the challenging environment, as well as the following non-cash adjustments:

■	Translation gains of R4,6 billion on the translation of monetary assets and liabilities due to a 15% strengthening of the closing rand/US dollar exchange rate compared to June 2020;

■	R5,0 billion gain on the valuation of financial instruments and derivative contracts; and

■	R3,3 billion gain on the reclassification of the foreign currency translation reserve (FCTR), mainly on the divestment of a 50% interest in the US LCCP Base Chemicals business.

The Board has no intention to cease trading, curtail operations or liquidate the businesses, other than planned asset disposals which are aligned with the Group’s revised strategy to create a more focused portfolio.

Timing and success of asset disposals

Since June 2020 the Group has made good progress on the expanded and accelerated asset divestment programme by securing R33 billion (US$2,4 billion) of proceeds by 31 December 2020. During the six months we completed the sale of 50% of our US LCCP Base Chemicals business and our 50% equity interest in the Gemini HDPE LLC.

Proceeds from these disposals were used to settle the syndicated loan of R15,5 billion (US$1 billion) as well R12,3 billion (US$840 million) of the RCF. A further R3,7 billion (US$250 million) of the RCF was settled in January 2021. The next debt maturity is the R2,2 billion (US$150 million) term loan which matures in November 2021.

The Group has classified R12,1 billion as net assets and liabilities in disposal groups held for sale at 31 December 2020. Sale and purchase agreements amounting to approximately R11 billion (US$750 million) have already been concluded on a number of these assets. The disposal groups that were classified as held for sale at 30 June 2020, which have not yet been disposed of, remain classified as held for sale at 31 December 2020. It is highly probable that these disposals will be completed by 30 June 2021. It is highly probable that the disposal groups classified as held for sale subsequent to 30 June 2020, will be sold by 31 December 2021. Refer to the “disposal groups held for sale” note on page 12 for more information.

Rights issue

A decision was made not to pursue a rights issue given the current macroeconomic outlook, and the significant progress made on our response plan initiatives. The balance sheet deleveraging pathway will continue to be prioritised to ensure that we operate within our financial covenants and maintain adequate liquidity headroom, whilst delivering the Sasol 2.0 transformation programme.

Repositioning the business

In repositioning the business to be sustainably profitable, we introduced a new operating model. The transition to this new operating model commenced from 1 November 2020, providing greater autonomy to the chemicals and energy businesses. We see Future Sasol as a business focused on areas in which we have competitive advantages and moving towards leading the energy transition in Southern Africa.

14     Sasol Limited Interim Financial Results 2021

The financial targets for Future Sasol will be delivered over the next 3 to 4 years. This will give us a business that is competitive, highly cash generative and able to deliver attractive returns even in a US$45/bbl oil price environment. The milestones allocated to each target, with an objective of delivering most of these targets by the end of 2023, are:

■	A cash fixed cost reduction by the end of 2025 of 15% to 20% (R8 billion to R10 billion);

■	A gross margin improvement of 5% to 10% (R6 billion to R8 billion);

■	A 30% reduction in capital expenditure on sustenance capital, which equates to an annualised spend rate of R20 billion to R25 billion; and

■	A working capital target of 14% of revenue which is an improvement of 1% from 2019.

Solvency and liquidity

Solvency

At 31 December 2020, after impairments, the valuations of the Group’s assets indicate that their fair values exceed their carrying values as well as the external debt. The asset base of the Group comprises mainly tangible assets with significant value, reflected in the records of the underlying businesses.

As such, the Board is of the view that given the significant headroom in the fair value of the assets over the fair value of the liabilities (including contingent liabilities), the Group is solvent as at 31 December 2020 and at the date of this report.

Liquidity management

At 31 December 2020, the Group had cash and cash equivalents of R27,6 billion (30 June 2020: R34,1 billion) and available facilities of R27,0 billion (30 June 2020: R10,5 billion).

Settlement of debt with proceeds received from the asset disposals and the adjustments as agreed with the lenders for the impact of Hurricanes Laura and Delta resulted in Net Debt: EBITDA of 2,6 times against a covenant level of 4 times at 31 December 2020.

Sasol will be released from the covenant amendment agreement signed in November 2020 once the December 2020 covenant compliance certificate is delivered to the lenders indicating a Net Debt: EBITDA of below 4 times, however Sasol still has the obligation to pay down the RCF from proceeds of asset disposals and debt or equity issuances.

Increased cash generation, through improved earnings, delivery of Sasol’s self-help measures and asset disposals remain critical to balance sheet de-leveraging and reducing financial and credit ratings risks. The ability of the Group to meet its debt covenant requirements at 30 June 2021 and repay debt as it becomes due is dependent on the timing and quantum of cash flows from operations and the ability to realise cash through a combination of asset disposals, or part thereof.

We continue to actively manage the balance sheet with the objective of maintaining a healthy liquidity position and a balanced debt maturity profile.

Management has prepared updated forecasts for the remainder of 2021 and 2022 and continues to use a robust liquidity model which includes detailed cash flow forecasts covering a period of nine months from the date of the condensed consolidated interim financial statements.

The Group liquidity model is a monthly consolidation of the Group’s individual business cash flow forecasts. The cash flow forecasts are based on estimated free cash flow from operations, on a monthly basis, for the upstream Mining and Oil and Gas Exploration entities, the manufacturing operations globally and the selling business units, being Base Chemicals, Performance Chemicals and Energy. The cash flow forecasts have been adjusted for planned disposals over the next 12 months.

The cash flow forecasts are prepared monthly and reviewed by management. They are evaluated against forecasted expectations and variances are monitored and scrutinised. Various scenarios and stress testing analysis are performed to test the robustness of the cash flow forecasts. Performance and liquidity improvement initiatives undertaken during 2020 have continued into 2021 and already delivered improvements on the Group’s liquidity position. The forecasts and any variances are presented to the Board at least on a quarterly basis or more frequently as required

Estimates and judgements considered within the liquidity assessment

Management has considered a number of estimates, judgements and assumptions in performing the liquidity assessments, the most significant of which are listed and expanded upon below:

■	The Group has applied conservative macroeconomic assumptions in the cash flow forecast and has modelled a Brent crude oil price of US$45,50/bbl and a rand/US dollar exchange rate of R14,83 for the remainder of 2021 and a Brent crude oil price of US$53,58/bbl and a rand/US dollar exchange rate of R15,10 for 2022.

■	The Group assumed a working capital percentage of 15,6%, which is conservative in relation to the 14,9% achieved at 31 December 2020.

Sasol Limited Interim Financial Results 2021     15

■	Continued positive results in the short-term from the comprehensive response plan for the remainder of 2021 and 2022; and

■	The reduction in debt through the sale of assets to meet the debt reduction milestones. We have made significant progress on divestments, with announced asset divestment proceeds totaling US$3,3 billion to date.

Conclusion

The Group’s ability to meet its debt covenant requirements at 30 June 2021 and repay debt as it becomes due is dependent on the timing and quantum of cash flows from operations and the ability to realise cash through a combination of asset disposals, or part thereof, that raise substantial doubt about its ability to continue as a going concern. The Group intends to realise cash through a combination of asset disposals, or part thereof.

Management believes that the net proceeds of any such transactions, together with cash flows from operations of the business, will be sufficient to meet its debt covenants at 30 June 2021. There can be no assurance, however, that the Group will be able to complete these transactions.

The accompanying condensed consolidated interim financial statements are prepared on a going concern basis and therefore do not include any adjustments that might result from the outcome of this uncertainty.

Tax litigation and other legal matters

Sasol Financing International (SFI) / SARS

Apart from the parties exchanging further pleadings in the matter, there has been no change to the SFI/SARS matter contained in the Group’s annual financial statements for the year-ended 30 June 2020.

A contingent liability of R2,54 billion (including interest and penalties) is reported in respect of this matter as at 31 December 2020.

Securities class action against Sasol Limited and some of its current and former executive directors

A class action lawsuit was filed against Sasol Limited and several of its current and former officers in a Federal District Court in New York (the Court).

The lawsuit alleges that Sasol violated U.S. federal securities laws by allegedly making false or misleading public statements regarding the LCCP between 2015 and 2020, specifically with respect to timing, costs, and control procedures, (refer to the Group’s annual financial statements for the year ended 30 June 2020).

The Court dismissed the claims based on alleged misrepresentations about the effectiveness of internal controls over financial reporting and the management of the LCCP, but found that the portions of the case related to the allegations of violations of U.S. securities laws based on alleged misrepresentations about LCCP cost estimates and schedules could move forward.

On 30 October 2020, Sasol filed a Motion for Reconsideration of the Court’s order denying Sasol’s Motion to Dismiss. On 15 December 2020 Sasol filed a supplemental brief in support of its Motion. Plaintiffs filed an opposition on 19 January 2021, and Sasol filed a reply on 1 February 2021.

The plaintiff has not specified any amount of damages to date. In the amended complaint, a compensatory claim for damages for the members of the class was left for the trial to be determined. Therefore, no potential loss can be reliably estimated at this stage. Consequently, no provision has been recognised at 31 December 2020. In this context, it is important to also note that Sasol’s Directors and Officers insurance has indicated coverage under the policy for this matter.

Legal review of Sasol Gas National Energy Regulator of South Africa (NERSA) maximum price decision and NERSA gas transmission tariff application (March 2013)

In October 2013, following the March 2013 decisions by the National Energy Regulator of South Africa (NERSA) (pursuant to the applications by Sasol Gas (Pty) Ltd), seven of the customers of Sasol Gas brought a legal review application requesting the setting aside of the Maximum Price Methodology used by NERSA in evaluating the Maximum Price Application by Sasol Gas as well as the Maximum Price decision and Gas Transmission Tariff decision.

The basis of the challenge to the NERSA price decision was the allegation that the methodology used by NERSA to determine its approval of the Maximum Gas Prices was unreasonable and irrational.

The original decision in the High Court was appealed to the Supreme Court of Appeal (SCA) and the matter ultimately concluded in the decision by the Constitutional Court handed down on 15 July 2019.

In terms of the order, the NERSA Maximum Price decision of March 2013 has been set aside.

16     Sasol Limited Interim Financial Results 2021

During June 2020, IGUA, an industry association whose members include a number of large gas customers, launched an application to review and overturn the November 2017 NERSA Maximum Gas Price decision, which approved maximum gas prices for Sasol Gas for the period 1 July 2017 up to 30 June 2020. Because the basis for this NERSA decision was similar to that of the previously overturned 2013 NERSA decision, neither Sasol Gas nor NERSA will oppose the application.

After the Constitutional Court judgement, NERSA completed its review of the Maximum Gas Price Methodology. Following a public participation process, in which Sasol Gas participated, NERSA adopted a new Maximum Price Methodology that was published during June 2020.

After participating in the NERSA engagements with stakeholders on the implementation of the new Maximum Gas Price Methodology, Sasol Gas prepared and submitted a Maximum Gas Price application for the period from 26 March 2014 up to 30 June 2023. The Constitutional Court confirmed that the Methodology is only a guideline to be followed by NERSA in considering Maximum Gas Price applications and that all relevant facts and circumstances relating to the application by a particular licensee have to be considered. The Sasol Gas application is currently pending before NERSA and the consideration thereof will also involve a public participation process in accordance with the applicable NERSA rules.

It is currently not determinable with certainty what the relation will be between the new Maximum Gas Price to be approved by NERSA for Sasol Gas and the actual gas prices charged to customers, or whether the approval by NERSA of a new Maximum Gas Price would lead to any possible change in respect of the retrospective portion of the Maximum Gas Price Period. Therefore, any liability cannot be reliably estimated. Accordingly, no provision has been raised in respect of this matter as at 31 December 2020.

Other litigation and tax matters

From time to time, Sasol companies are involved in other litigation and similar proceedings in the normal course of business. A detailed assessment is performed on each matter and a provision is recognised where appropriate. Although the outcome of these proceedings and claims cannot be predicted with certainty, the Company does not believe that the outcome of any of these cases would have a material effect on the Group’s financial results.

Related party transactions

The group, in the ordinary course of business, entered into various sale and purchase transactions on an arm’s length basis at market rates with related parties.

Significant events and transactions since 30 June 2020

In accordance with IAS 34 ‘Interim Financial Reporting’, we have included below explanations of events and transactions which are significant to obtain an understanding of the changes in our financial position and performance since 30 June 2020:

■	Sasol continued to face significant challenges during the past six months with sustained low crude oil prices, softer chemical prices, prolonged plant downtime in the Gulf Coast due to hurricanes and the continued effects of the COVID-19 pandemic on product demand.

■	Significant disposals were concluded during the period:

■	On 1 December 2020 the sale of 50% of our interest in the US LCCP Base Chemicals business was successfully concluded through the creation of the 50/50 owned Louisiana Integrated Polyethylene JV LLC (LIP). Sasol’s 50% interest in LIP is accounted for as a joint operation and Sasol’s share of assets and liabilities held jointly, revenue from the sale of its share of output and expenses were reflected within the Sasol results from 1 December 2020 in terms of IFRS 11 ‘Joint Arrangements’; and

■	The divestment of our 50% equity interest in the Gemini HDPE LLC successfully closed on 31 December 2020.

■	Significant assets and liabilities in disposal groups held for sale at 31 December 2020:

■	Our 16 air separation units, including the cooling tower linked to train 16, located in Secunda;

■	Our 50% shareholding in Republic of Mozambique Pipeline Investment Company;

■	Our full shareholding in Central Termica De Ressane Garcia S.A. (CTRG), the gas-to-power plant located in Ressano Garcia, Mozambique; and

■	Our 27,8% working interest in the Etame Marin block offshore Gabon (producing asset with proven reserves), as well as our 40% non-operated participating interest in Block DE-8 offshore Gabon (exploration permit.

Subsequent events

There were no events that occurred subsequent to 31 December 2020.

Sasol Limited Interim Financial Results 2021     17

Financial instruments

Fair value

Fair value is determined using valuation techniques as outlined unless the instrument is listed in an active market. Where possible, inputs are based on quoted prices and other market determined variables.

Fair value hierarchy

The table below represents significant financial instruments measured at fair value at the reporting date, or for which fair value is disclosed at 31 December 2020. This includes the US dollar bonds, interest rate swap, ethane swap, Brent crude oil put options, Brent crude oil zero-cost collars and zero-cost foreign exchange collars which were considered to be significant financial instruments for the group based on the amounts recognised in the statement of financial position and the fact that these instruments are traded in an active market. The calculation of fair value requires various inputs into the valuation methodologies used. The source of the inputs used affects the reliability and accuracy of the valuations. Significant inputs have been classified into the hierarchical levels in line with IFRS 13.

Level 1	Quoted prices in active markets for identical assets or liabilities.
Level 2	Inputs other than quoted prices that are observable for the asset or liability (directly or indirectly).
Level 3	Inputs for the asset or liability that are unobservable.

		Half year		Full year
		31 Dec 20		30 Jun 20
	IFRS 13 fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value

Instrument		Rm	Rm	Rm	Rm	Valuation method	Significant inputs
Listed long-term debt	Level 1	50 373	52 710	56 760	50 701	Fair value	Quoted market price for the same or similar instruments
Derivative financial assets and liabilities¹	Level 2	2 237	2 237	7 078	7 078	Forward rate interpolator model, discounted expected cash flows, numerical approximation, as appropriate	Foreign exchange rates, market commodity prices, US dollar swap curve, as appropriate
Derivative financial liabilities²	Level 3	668	668	2 168	2 168	Forward rate interpolator model, discounted expected cash flows, numerical approximation, as appropriate	US PPI and US labour index forecast, US dollar and Rand treasury curves, Rand zero swap discount rate
1	Includes derivative financial assets of R1,2 billion (2020: R0,6 billion) and derivative financial liabilities of R3,4 billion (2020: R7,7 billion). Refer to foot note 3 on page 1.
2	Relates to the embedded derivative contained in the Oxygen Train 17 service contract with Air Liquide. Refer to foot note 3 on page 1.
For all other financial instruments, fair value approximates carrying value.

18     Sasol Limited Interim Financial Results 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 February 2021	By: /s/ Michelle du Toit
Name: Michelle du Toit
Title: Company Secretary